GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2026

(Stated in US dollars)

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and six months ended June 30, 2026 have been prepared by the management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Stated in US dollars and unaudited)

	As at	As at
	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash	$10,235	$1,022
Total current assets	10,235	1,022

Non-Current Assets
Property, plant and equipment	$260,954	$-
Total non-current assets	260,954	-

Total assets	$271,189	$1,022

LIABILITIES
Current Liabilities
Accounts payable	$54,092	$59,232
Accrued liabilities	50,000	62,280
Lease liability (note 5)	93,698	-
Due to related parties (note 3)	718,484	1,271,090
Total current liabilities	916,274	1,392,602

Non-Current Liabilities
Lease liability (note 5)	$169,195	$-
Total liabilities	$1,085,469	$1,392,602

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 4a)

38,906,742 Common Shares (December 31, 2025 - 38,906,742) (note 4b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,170,677)	(44,747,977)
Total shareholders' deficiency	(814,280)	(1,391,580)

Total liabilities and shareholders' deficiency	$271,189	$1,022

Nature of operations and going concern (note 1)

Environmental contingency (note 7)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Stated in US dollars and unaudited)

	For the three	For the three	For the six months	For the six months
	months ended	months ended	ended June 30,	ended June 30,
	June 30, 2026	June 30, 2025	2026	2025
Expenses
Professional fees	$8,800	$5,375	$13,128	$7,436
Employee benefits	21,680	34,176	56,050	67,576
Consulting fees	11,404	-	11,404	-
Shareholder's information	6,632	8,725	8,706	10,233
General and administrative expenses	12,278	6,630	13,436	7,638
Depreciation expense	24,465	-	32,620	-
Net operating loss	(85,259)	(54,906)	(135,344)	(92,883)
Interest and other income	13,133	-	13,134	-
Foreign exchange gain/ (loss)	1,401	(2,262)	1,463	(3,497)
Writeback / adjustment of related party liability	-	-	698,047	-
Net (loss) income and comprehensive (loss) income	$(70,725)	$(57,168)	$577,300	$(96,380)

Net (loss) income and comprehensive (loss) income per share - basic	$(0.00)	$(0.00)	$0.01	$(0.00)
Net (loss) income and comprehensive (loss) income per share - diluted	$(0.00)	$(0.00)	$0.01	$(0.00)

Weighted average number of shares - basic	38,906,742	38,906,742	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	38,906,742	38,906,742	38,906,742

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in US dollars and unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Operating activities:
Net (loss) income	$(70,725)	$(57,168)	$577,300	$(96,380)
Adjustments required to reconcile net (loss) income
with net cash flows from operating activities
Depreciation	24,465	-	32,620	-
Interest on lease obligation	3,231	-	4,337	-
Changes in non-cash working capital balances
Due to related parties	54,868	57,261	(552,606)	97,486
Advances receivable	-	2,599	-	2,599
Accounts payable	4,557	(18,298)	(5,140)	(14,099)
Accrued liabilities	(5,003)	12,500	(12,281)	13,236
Cash flows from operating activities	11,393	(3,106)	44,230	2,842

Financing activities
Principal repayment of lease obligation	(26,263)	-	(35,017)	-
Cash flows from financing activities	(26,263)	-	(35,017)	-

Net cash (outflow) inflow	(14,870)	(3,106)	9,213	2,842
Cash, beginning of the period	25,105	7,506	1,022	1,558
Cash, end of the period	$10,235	$4,400	$10,235	$4,400

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY (Stated in US dollars and unaudited)

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficiency
Balance at January 1, 2025	38,906,742	$31,125	$43,325,272	$(44,562,316)	$(1,205,919)
Net loss for the period	-	-	-	(96,380)	(96,380)
Balance at June 30, 2025	38,906,742	$31,125	$43,325,272	$(44,658,696)	$(1,302,299)
Net loss for the period	-	-	-	(89,281)	(89,281)
Balance at December 31, 2025	38,906,742	$31,125	$43,325,272	$(44,747,977)	$(1,391,580)
Net income for the period	-	-	-	577,300	577,300
Balance at June 30, 2026	38,906,742	$31,125	$43,325,272	$(44,170,677)	$(814,280)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

1. NATURE OF OPERATIONS AND GOING CONCERN NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. Having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets. The Company is currently evaluating new business opportuntiues.

GOING CONCERN

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and six months ended June 30, 2026, the Company had a net loss and comprehensive loss of $70,725 and net income and comprehensive income of $577,300, respectively (for the three and six months ended June 30, 2025 - net loss and comprehensive loss of $57,168 and $96,380 respectively). The Company also had a deficit accumulated during the exploration stage of $44,170,677 as at June 30, 2026 (December 31, 2025 - $44,747,977), and a working capital deficiency of $906,039 as at June 30, 2026 (December 31, 2025 - working capital deficiency of $1,391,580).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

a) BASIS OF CONSOLIDATION

The Company's interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred.

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment	-	Straight line basis over four years

Leasehold improvements	-	Straight line basis over five years

Right-of-use assets	-	Straight line basis over the shorter of the estimated useful life of the asset or lease term

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the three and six months ended June 30, 2026 and the year ended December 31, 2025.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at June 30, 2026 and December 31, 2025.

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 4(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g) CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h) FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of (loss) income and comprehensive (loss) income.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

i) USE OF ESTIMATES

The preparation of interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options.

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount. Financial instruments consist of cash, accounts payables, accrued liabilities, and due to related parties.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net (loss) income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive (loss) income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k) INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the interim condensed consolidated financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the interim condensed consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil at the balance sheet dates.

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its interim condensed consolidated financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

l) (LOSS) / INCOME PER SHARE

Basic (loss)/income per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted income per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m) RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the interim condensed consolidated balance sheets and the lease liability in the lease obligation line item on the interim condensed consolidated balance sheets.

n) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2026. For the three and six months ended June 30, 2026 and the year ended December 31, 2025, there were no updates that are applicable or are consequential to the Company.

3. RELATED PARTY TRANSACTIONS

As of June 30, 2026, an amount of $619,210 (December 31, 2025 - $719,331) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances. In March 2026, Mr. Kondrat agreed to waive $633,464 of accrued but unpaid salary. This waiver reduces the Company's outstanding liabilities and is recognized as a contribution to equity. In February 2026, Mr. Kondrat acquired from Loncor Gold Inc. ("Loncor") the full amount owed by the Company to Loncor such that such amount is now due to Mr. Kondrat (and is included in the total amount owed to Mr. Kondrat as at June 30, 2026 as set out above).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

As of June 30, 2026, an amount of $77,083 was owed to Donat Madilo (December 31, 2025 - $129,167), Chief Financial Officer of the Company, which includes salary in arrears. In March 2026, Mr. Madilo agreed to waive $64,583 of accrued but unpaid salary.

As of June 30, 2026, an amount of $22,191 was owed to KGL Resources Ltd (December 31, 2025 - $nil), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

4. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of June 30, 2026, the Company had 38,906,742 issued and outstanding common shares (December 31, 2025 - 38,906,742).

c) Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company's common shares on the NEX Board of the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

During the three and six months ended June 30, 2026, the Company recognized $nil as stock-based compensation (year ended December 31, 2025 - $nil). As at June 30, 2026, there were no stock options outstanding.

d) (Loss)/ Income Per Share

Basic (loss) income per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2026, amounting to 38,906,742 common shares (three and six months ended June 30, 2025 - 38,906,742).

5. LEASE OBLIGATIONS

The Company has a lease agreement for the head office location in Toronto, Canada with a monthly basic rent obligation of aproximately $4,584 starting March 1, 2026 for a 3 year term. On March 1, 2026, the Company recognized a right-of-use asset and a lease liability of $293,573 for its office lease agreement. The right-of-use asset is being amortized on a straight-line basis over the lease term. The discount rate used to revalue the lease liability was 4.52%. As at June 30, 2026, the undiscounted cash flows for this office lease agreement to February 28, 2026 were $262,893. Changes in the lease obligation for the six months ended June 30, 2026 and year ended December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
Balance - beginning of the period	$293,573	$-
Liability settled	$(35,016)	$-
Interest expense	$4,336	$-
Balance - end of the period	$262,893	$-

Current portion	$93,698	$-
Long-term portion	$169,195	$-
Total lease obligation	$262,893	$-

6. FINANCIAL RISK MANAGEMENT

a) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the interim condensed consolidated statement of (loss) income and comprehensive (loss) income. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

The following table indicates the impact of foreign currency risk on net working capital as at June 30, 2026 and December 31, 2025. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at June 30, 2026 and the year ended December 31, 2025.

	Canadian Dollars	Canadian Dollars
	June 30, 2026	December 31, 2025
Cash	$13,859	10,293
Accounts payable	(67,616)	(90,533)
Total foreign currency working capital	(53,757)	(80,240)
US$ exchange rate	0.7037	0.6956
Total foreign currency net working capital in US$	(37,829)	(55,815)
Impact of a 10% strengthening of the US$ on net loss	(3,783)	(5,581)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) CREDIT RISK

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument. Financial instruments that potentially subject the Company to credit risks are limited to cash. The Company does not have significant credit risk related to cash as the Company transacts with a bank with a high credit rating assigned by international credit-rating agencies.

d) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is exposed to liquidity risk due to its limited cash resources.

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the three and six months ended June 30, 2026, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars and unaudited)

As at and for the three and six months ended June 30, 2026

7. ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities of the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.